DIFFERENCES FROM UNITED STATES ACCOUNTING PRINCIPLES
Canadian generally accepted accounting principles (“Canadian GAAP”) differ in some respects from the principles that the company would follow if its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The effects of significant accounting differences on the company’s balance sheet and statements of income, retained earnings and cashflow are quantified and described in the accompanying notes. Under both Canadian and US GAAP, non-GAAP measures and discussion are generally not included in the financial statements and notes thereto.
(a) Income statement differences
The incorporation of the significant differences in accounting principles in the company’s statement of income for the nine months ended September 30, 2006 under US GAAP would result in net income under US GAAP of $118 million, as compared to $124 million for the same period in 2005.
The principal differences between Canadian GAAP and US GAAP are summarized in the following table:

			Nine months ended Sept. 30
(Millions, except per share information)	Note		2006	2005

Net income as reported under Canadian GAAP			$114	$117
Adjustments:
Decreased commercial property income	(i	)	(11)	(11)
Decreased commercial property depreciation	(ii	)	6	6
Increased commercial property gains	(iii	)	5	—
Decreased lease termination income	(iv	)	(1)	(1)
Decreased interest expense	(v	)	39	36
Decreased residential development income	(vi	)	(31)	(18)
Increased deferred income taxes	(vii	)	(3)	(5)

Net income under US GAAP(1)			$118	$124

Net income per share
Basic			$0.33	$0.37
Diluted			$0.33	$0.36

Explanation of the significant income statement differences between Canadian GAAP and US GAAP are as follows:
(i) Decreased commercial property income
Prior to January 1, 2004, rental revenue was recognized under Canadian GAAP over the term of the lease as it became due where increases in rent are intended to offset the estimated effects of inflation. Effective January 1, 2004, rental revenue is recognized on a straight-line basis over the term of the lease on a prospective basis. Under US GAAP, rental revenue has always been recognized on a straight-line basis. The net impact on income of the company had the straight-line method always been used under Canadian GAAP would be a decrease in commercial property revenue of $11 million for the nine months ended September 30, 2006 (2005 — $11 million).
(ii) Decreased commercial property depreciation
Prior to January 1, 2004, commercial properties were depreciated under Canadian GAAP using the sinking-fund method. Effective January 1, 2004, depreciation of rental properties is recorded using the straight-line method on a prospective basis. Under US GAAP, commercial properties have been depreciated on a straight-line basis from inception. As a result of the higher carrying value under Canadian GAAP at January 1, 2004 when the accounting standard changed, straight-line depreciation is higher under Canadian GAAP by $6 million for the nine months ended September 30, 2006 (2005 — $6 million).
(iii) Increased commercial property gains
Under US GAAP, the book values of commercial property assets differ from Canadian GAAP as a result of historical rental revenue recognition and commercial property depreciation methods, as explained in (i) and (ii). The net impact of this amount would be an increase in commercial property gains on disposition (discontinued operation) of $5 million for the nine months ended September 30, 2006 (2005 – nil).

(iv) Decreased lease termination income
Termination of a previously-existing lease at One World Financial Center in New York resulted in additional lease termination income under US GAAP in 2004 whereas under Canadian GAAP this amount is amortized into income over the life of the lease. The net impact of these amount would be a decrease in commercial property lease termination income of $1 million for the nine months ended September 30, 2006 (2005 — $1 million).
(v) Decreased interest expense
Revisions to CICA Handbook Section 3861, “Financial Instruments: Disclosure and Presentation” require certain of the company’s Class AAA preferred shares to be classified as liabilities for Canadian GAAP due to the holder’s option to convert them into a variable number of common shares. These securities are classified as equity for US GAAP purposes as they have conversion or conditional redemption features. Dividends totaling $39 million for the nine months ended September 30, 2006 (2005 — $36 million) were recorded as interest expense for Canadian GAAP.
(vi) Decreased residential development income
The company’s revenue recognition policy for land sales requires, in part, that the significant risks and rewards of ownership have passed to the purchaser prior to the recognition of revenue by the vendor. Primarily in the province of Alberta, land sales transactions substantially transfer the risks and rewards of ownership to the purchaser when both parties are bound to the terms of the sale agreement and possession passes to the purchaser. In certain instances, title may not have transferred. Under FAS No. 66, “Sales of Real Estate,” transfer of title is a requirement for recognizing revenue under US GAAP. Accordingly, for US GAAP purposes, residential development income would decrease by $31 million for the nine months ended September 30, 2006 (2005 — $18 million).
(vii) Increased deferred income taxes
Income taxes are accounted for using the liability method under Canadian and US GAAP. For the nine months ended September 30, 2006, an increase of deferred income tax expense of $3 million (2005 - $5 million) would be recorded under US GAAP due to the tax effect of the stated differences between Canadian and US GAAP described above.
Under current Canadian and US GAAP, the impact of changes in income tax rates to the tax asset or liability account is reflected in the current year’s statement of income. Under Canadian GAAP, the impact of the change is reflected when the legislation affecting the tax rate change is substantively enacted, whereas the impact under US GAAP is reflected when legislation is enacted. There was no impact in the nine months ended September 30, 2006 and 2005 as a result of this difference.
Net income per share under US GAAP is calculated as follows:

	Nine months ended Sept. 30
(Millions, except per share information)	2006	2005

Net income under US GAAP	$118	$124
Preferred share dividends(1)	(41)	(38)

Net income available to common shareholders under US GAAP	$77	$86

Earnings per share under US GAAP
Basic	$0.33	$0.37
Diluted	$0.33	$0.36

(1)	Preferred share dividends for Canadian GAAP purposes were $2 million for the nine months ended September 30, 2006 (2005 — $2 million)
(b) Comprehensive income
Under US GAAP, the Financial Accounting Standards Board (“FASB”) issued SFAS 130 entitled “Reporting Comprehensive Income,” requiring the reporting of comprehensive income. Comprehensive income, which incorporates net income, includes all changes in equity during the year, and accordingly, the change in the company’s cumulative translation adjustment is reflected in the company’s calculation of comprehensive income.
Differences arise from the application of the current rate method of currency translation under US GAAP to all periods presented pursuant to the adoption of the US dollar as the company’s reporting currency, and from other differences between Canadian and US GAAP as described above under “Income statement differences.”

Comprehensive income using US GAAP amounts is as follows:

	Nine months ended Sept. 30
(Millions)	2006	2005

Net income under US GAAP	$118	$124
Foreign currency translation adjustment under US GAAP	31	8

Comprehensive income using US GAAP amounts	$149	$132

(c) Balance sheet differences
There are differences in the treatment of balance sheet items between Canadian GAAP and US GAAP. The incorporation of the significant differences in accounting principles in the company’s financial statements as at September 30, 2006 and December 31, 2005 would result in the following balance sheet presentation under US GAAP:

			Sept. 30, 2006	Dec. 31, 2005
(Millions)	Note		(Unaudited)	Audited

Assets
Commercial properties	(i	)	$7,442	$7,025
Development properties	(ii	)	1,157	642
Receivables and other	(iii	)	974	977
Restricted cash and deposits			398	316
Marketable securities			—	58
Cash and cash equivalents			123	64
Assets held for sale	(i	)	—	69

Total assets under US GAAP			$10,094	$9,151

Liabilities
Commercial property debt			$5,924	$5,216
Accounts payable and other liabilities	(v	)	979	766
Deferred income tax liability	(iv	)	167	92
Liabilities related to assets held for sale			—	51
Non-controlling interests			75	64
Preferred equity — subsidiaries			341	329
Shareholders’ equity
Preferred equity — corporate	(vi	)	865	865
Common equity	(vii	)	1,743	1,768

Total liabilities and shareholders’ equity under US GAAP			$10,094	$9,151

Significant differences between Canadian GAAP and US GAAP are as follows:
(i) Commercial properties
There are two principal differences between Canadian GAAP and US GAAP affecting the carrying value of commercial properties. The first difference relates to historical differences in the method of depreciation to be applied to depreciable assets as described in Note (a)(ii). At September 30, 2006, this would result in a cumulative adjustment of $402 million (December 31, 2005 — $405 million). The second difference relates to the method of accounting for joint ventures and partnerships. Under Canadian GAAP, the accounts of all incorporated and unincorporated joint ventures and partnerships are proportionately consolidated according to the company’s ownership interest. Under US GAAP, the equity method of accounting is applied. In circumstances where a joint venture is an operating entity and the significant financial and operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity, US regulations do not require adjustment to equity account the joint ventures. The presentation of the company’s joint ventures does not require adjustment to the equity method.

(Millions)	Sept. 30, 2006	Dec. 31, 2005

Commercial properties under Canadian GAAP	$7,844	$7,430
Additional accumulated depreciation under US GAAP	(402)	(405)

Commercial properties under US GAAP	$7,442	$7,025

FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” requires that long-lived assets that are to be disposed of by sale be measured at the lesser of book value or fair value less cost to sell. The difference in the carrying amount of assets related to discontinued operations under US GAAP relates to historical differences in the method of depreciation as compared to Canadian GAAP.
Assets held for sale under US GAAP are as follows:

(Millions)	Sept. 30, 2006	Dec. 31, 2005

Assets related to discontinued operations under Canadian GAAP	$—	$75
Additional accumulated depreciation under US GAAP	—	(6)

Assets related to discontinued operations under US GAAP	$—	$69

(ii) Development properties
The impact on development properties related to differences described in Note (a)(vi) is as follows:

(Millions)	Sept. 30, 2006	Dec. 31, 2005

Development properties under Canadian GAAP	$1,112	$615
Residential inventory adjustment	45	27

Development properties under US GAAP	$1,157	$642

(iii) Receivables and other
The impact on receivables and other related to differences described in Notes (a)(i) and (a)(vi) are as follows:

(Millions)	Sept. 30, 2006	Dec. 31, 2005

Receivables and other under Canadian GAAP	$1,014	$955
Straight-line rent receivable adjustment	66	76
Residential receivable adjustment	(106)	(54)

Receivables and other under US GAAP	$974	$977

(iv) Deferred income taxes
The deferred income tax liability under US GAAP is calculated as follows:

(Millions)	Sept. 30, 2006	Dec. 31, 2005

Tax assets related to net operating and capital losses	$472	$489
Tax liabilities related to differences in tax and book basis	(503)	(442)
Valuation allowance	(136)	(139)

Deferred income tax liability under US GAAP	$(167)	$(92)

(v) Accounts payable and other liabilities
The accounts payable and other liabilities under US GAAP is as follows:

(Millions)	Sept. 30, 2006	Dec. 31, 2005

Accounts payable and other liabilities under Canadian GAAP	$831	$626
Classification of Class AAA, Series E preferred shares(1)	179	172
Tenant inducement	(31)	(32)

Accounts payable and other liabilities under US GAAP	$979	$766

(1)	Classified as capital securities for Canadian GAAP purposes

(vi) Preferred equity – corporate
Under US GAAP, the company’s Class AAA preferred shares, with the exception of Series E, are included in preferred equity – corporate. Effective January 1, 2005, the company reclassified certain of these shares to liabilities under the caption “capital securities” under Canadian GAAP in accordance with CICA Handbook Section 3861. Preferred equity – corporate under US GAAP is as follows:

(Millions)	Sept. 30, 2006	Dec. 31, 2005

Preferred shares – corporate under Canadian GAAP	$45	$45
Classification of capital securities as preferred equity	820	820

Preferred shares – corporate under US GAAP	$865	$865

(vii) Common shareholders’ equity
The cumulative impact of US GAAP adjustments to common shareholders’ equity is as follows:

	Nine months ended Sept. 30
(Millions)	2006	2005

Common shareholders’ equity under Canadian GAAP	$1,881	$1,904
Adjustment to accumulated depreciation under US GAAP	(402)	(415)
Adjustment to accounts payable and other liabilities under US GAAP	30	32
Adjustment to deferred income tax asset under US GAAP	98	98
Rental revenue adjustments under US GAAP	64	79
Residential revenue adjustment under US GAAP	(57)	(19)
Foreign currency translation adjustments, net	49	28
Net effect on equity of amendment to CICA Handbook Section 3861 not required for US GAAP	80	80

Common shareholders’ equity under US GAAP	$1,743	$1,787

As a result of the above adjustments, the components of common equity under US GAAP are as follows:

	Nine months ended Sept. 30
(Millions)	2006	2005

Common shares	$1,161	$1,162
Additional paid-in capital and retained earnings	832	859
Cumulative translation adjustment	13	(21)
Cumulative adjustments to net income and retained earnings	(263)	(213)

Common shareholders’ equity under US GAAP	$1,743	$1,787

Joint ventures
Under US GAAP, proportionate consolidation of investments in joint ventures is generally not permitted. As allowed under certain rules for foreign private issuers promulgated by the United States Securities and Exchange Commission, the company has continued to follow the proportionate consolidation method.
(d) Cashflow statement differences
The statement of cashflow prepared under US GAAP differs from Canadian GAAP because dividends paid on capital securities are classified as operating items for Canadian GAAP and as financing items for US GAAP. As a result, the summarized cashflow statement under US GAAP is as follows:

	Nine months ended Sept. 30
(Millions)	2006	2005

Cash provided from (used in) the following activities
Operating	$112	$165
Financing	472	(37)
Investing	(525)	(76)

Increase in cash resources	$59	$52

(e) Change in accounting policy
(i) SFAS 123R, “Share-Based Payment”
Effective January 1, 2006, the company adopted SFAS 123R, “Share-Based Payment” (“SFAS 123R”), which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods or services. SFAS 123R focuses primarily on accounting for transactions with employees, and carries forward without change prior guidance for share-based payments for transactions with non-employees.
SFAS 123R eliminates the intrinsic value measurement objective in APB Opinion 25 and generally requires the company to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award. The standard also requires the company to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur. The adoption of this standard did not have a material impact on the company.
(f) Future accounting policy change
(i) Staff Accounting Bulletin (“SAB”) 108
In September 2006, the SEC issued SAB No. 108 (‘‘SAB 108’’), which addresses the process for considering the effects of prior year misstatements when quantifying misstatements in current year financial statements. SAB 108 expresses the SEC Staff’s views regarding the process of quantifying financial statement misstatements. The interpretations in SAB 108 intended to address diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build-up of improper balance sheet amounts. The application of SAB 108 is effective for financial statements issued for an interim period of the first fiscal year ending after November 15, 2006. The company will adopt the interpretations of SAB 108 on October 1, 2006. The company is currently assessing the impact of the interpretation of SAB 108 on its results of operations and financial condition.